

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Xueji Wang
Chief Executive Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

Re: Tuya Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 9, 2021
CIK No. 0001829118

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2021.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1.   We note your response to prior comment 1. Please disclose that none of these named customers represents a material portion of your revenue.

Notes to the Consolidated Financial Statements
Note 2. Principle Accounting Policies
(s) Advances from Customers, page F-22

2.   We note your response to prior comment 15. Please explain to us why amounts are recorded in the advances from customers rather than in deferred revenue and revise to disclose the difference between these line items. Also, we note your revised disclosures indicate that advances related to "SaaS and others" are reclassified into deferred revenue and recognized as revenue over time. However, the deferred revenue disclosures on page on F-32 indicate these amounts relate to the cloud-based connectivity and basic IoT services. Please tell us and clarify your disclosures to explain how you account for amounts paid in advance for SaaS and other related services, including whether and when they are recorded as deferred revenue.

    You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James C. Lin, Esq.